As filed with the Securities and Exchange Commission on April 13, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Enterprise Products Partners L.P.
(Name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	76-0568219 (I.R.S. Employer Identification No.)
1100 Louisiana, 10th Floor Houston, Texas 77002 (713) 381-6500 (Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	Richard H. Bachmann 1100 Louisiana, 10th Floor Houston, Texas 77002 (713) 381-6500 (Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
David C. Buck
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☑
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Registered (1)	Unit (2)	Price	Registration Fee
Common Units of Enterprise Products Partners L.P.(3)	25,000,000	$32.14	$803,500,000	$24,667.45

(1)	Pursuant to Rule 416 under the Securities Act, the common units being registered hereunder include such indeterminate number of common units as may be issuable with respect to the common units being registered hereunder as a result of unit splits, unit dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Section 457(c) of the Securities Act. The proposed maximum offering price per unit is based on $32.14, the average of the high and low sales prices per unit of the registrant’s common units as reported on The New York Stock Exchange on April 9, 2007. The proposed maximum aggregate offering price is based on the number of common units listed above and the proposed maximum offering price per unit.

(3)	Pursuant to Rule 429 under the Securities Act, the Prospectus contained in this Registration Statement also applies to Registration Statement No. 333-114758. Pursuant to that Registration Statement, 411,338 of our common units remain available for issuance, and a filing fee of $1,162.46 was previously paid with respect to such common units. In accordance with Rule 429, upon effectiveness, this Registration Statement shall constitute a post-effective amendment to Registration Statement No. 333-114758.

PROSPECTUS
Enterprise Products Partners L.P.

Distribution Reinvestment Plan
25,411,338 Common Units

     With this prospectus, we are offering participation in our Distribution Reinvestment Plan to owners of our common units. We have appointed Mellon Bank, N.A. as the administrator of the Plan. The Plan provides a simple, convenient and no-cost means of investing in our common units.
Plan Highlights:
•	You may participate in the Plan if you currently are a unitholder of record of our common units or if you own our common units through your broker (by having your broker participate on your behalf).

•	You may purchase additional common units by reinvesting all or a portion of the cash distributions paid on your common units.

•	You may purchase our common units at a discount ranging from 0% to 5% (currently set at 5%) without paying any service fees, brokerage trading fees or other charges. (Note: If you participate in the Plan through your broker, you should consult with your broker; your broker may charge you a service fee.)
     Your participation in the Plan is voluntary, and you may terminate your account at any time.
     You should read carefully this prospectus before deciding to participate in the Plan. You should read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and for our financial statements.
     Our common units are listed on the New York Stock Exchange under the ticker symbol “EPD.”

     Limited partnerships are inherently different from corporations. Investing in our common units involves risk. You should review carefully “Risk Factors” beginning on page 3 for a discussion of important risks you should consider before enrolling in the Plan. We suggest you retain this prospectus for future reference.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 13, 2007.

     You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information incorporated by reference into or provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.
     In this prospectus, the terms “we,” “us” and “our” refers to Enterprise Products Partners L.P. and its subsidiaries, unless otherwise indicated or the context requires otherwise.
 i

OUR COMPANY
          We are a North American midstream energy company that provides a wide range of services to producers and consumers of natural gas, natural gas liquids, or NGLs, crude oil, and certain petrochemicals. In addition, we are an industry leader in the development of pipeline and other midstream infrastructure in the continental United States and Gulf of Mexico.
     We are a publicly traded Delaware limited partnership formed in 1998. We conduct substantially all of our business through our wholly-owned subsidiary, Enterprise Products Operating L.P., our “Operating Partnership”. Our common units are listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “EPD”. We are owned 98% by our limited partners and 2% by our general partner, Enterprise Products GP, LLC. Our general partner is owned by a publicly traded affiliate, Enterprise GP Holdings L.P., the common units of which are listed on the NYSE under the ticker symbol “EPE.”
     We completed the “GulfTerra Merger” transactions in September 2004, whereby GulfTerra Energy Partners, L.P. (“GulfTerra”) merged with one of our wholly owned subsidiaries. As a result of the GulfTerra Merger, GulfTerra and its consolidated subsidiaries and GulfTerra’s general partner (“GulfTerra GP”) became our wholly owned subsidiaries. The GulfTerra Merger expanded our asset base to include numerous natural gas and crude oil pipelines, offshore platforms, and other midstream energy assets. In connection with the GulfTerra Merger, we purchased various midstream energy assets from El Paso Corporation (“El Paso”) that are located in South Texas.
     In September 2006, we formed Duncan Energy Partners L.P., a Delaware limited partnership, to acquire, own and operate a diversified portfolio of midstream energy assets from us. Duncan Energy Partners L.P. completed its initial public offering of 14,950,000 common units in February 2007. The common units of Duncan Energy Partners are listed on the NYSE under the ticker symbol “DEP.”
Business Strategy
     We operate an integrated network of midstream energy assets that includes natural gas gathering, processing, transportation and storage; NGL fractionation (or separation), transportation, storage and import and export terminalling; crude oil transportation; offshore production platform services; and petrochemical pipeline and services. NGL products (ethane, propane, normal butane, isobutane and natural gasoline) are used as raw materials by the petrochemical industry, as feedstocks by refiners in the production of motor gasoline and as fuel by industrial and residential users. Our business strategy is to:
▪	capitalize on expected increases in natural gas, NGL and crude oil production resulting from development activities in the Rocky Mountain region, U.S. Gulf Coast and Gulf of Mexico;

▪	maintain a balanced and diversified portfolio of midstream energy assets and expand this asset base through growth capital projects and accretive acquisitions of complementary midstream assets;

▪	share capital costs and risks through joint ventures or alliances with strategic partners, including those that will provide the raw materials for these growth projects or purchase the project’s end products; and

▪	increase fee-based cash flows by investing in pipelines and other fee-based businesses.
     Part of our business strategy involves expansion through growth capital projects. We expect that these projects will enhance our existing asset base and provide us with additional growth opportunities in the future.

Our Business Segments
     Our midstream asset network links producers of natural gas, NGLs and crude oil from some of the largest supply basins in the United States, Canada and the Gulf of Mexico with domestic consumers and international markets. We have four reportable business segments:
▪	NGL Pipelines & Services;

▪	Onshore Natural Gas Pipelines & Services;

▪	Offshore Pipelines & Services; and

▪	Petrochemical Services.
     Our business segments are generally organized and managed according to the type of services rendered (or technologies employed) and products produced and/or sold.
     NGL Pipelines & Services. Our NGL Pipelines & Services business segment includes our (i) natural gas processing business and related NGL marketing activities, (ii) NGL pipelines aggregating approximately 13,295 miles and related storage facilities including our Mid-America Pipeline System and (iii) NGL fractionation facilities located in Texas and Louisiana. This segment also includes our import and export terminal operations.
     Onshore Natural Gas Pipelines & Services. Our Onshore Natural Gas Pipelines & Services business segment includes approximately 18,889 miles of onshore natural gas pipeline systems that provide for the gathering and transmission of natural gas in Alabama, Colorado, Louisiana, Mississippi, New Mexico, Texas and Wyoming. In addition, we own two salt dome natural gas storage facilities located in Mississippi and lease natural gas storage facilities located in Texas and Louisiana.
     Offshore Pipelines & Services. Our Offshore Pipelines & Services business segment includes (i) approximately 1,586 miles of offshore natural gas pipelines strategically located to serve production areas including some of the most active drilling and development regions in the Gulf of Mexico, (ii) approximately 863 miles of offshore Gulf of Mexico crude oil pipeline systems and (iii) six multi-purpose offshore hub platforms located in the Gulf of Mexico with crude oil or natural gas processing capabilities.
     Petrochemical Services. Our Petrochemical Services business segment includes four propylene fractionation facilities, an isomerization complex and an octane additive production facility. This segment also includes approximately 679 miles of petrochemical pipeline systems.
     Certain of our facilities are owned jointly by us and other industry partners, either through co-ownership arrangements or joint ventures. Some of our jointly owned facilities are operated by other owners.
     We have no employees. All of our management, administrative and operating functions are performed by employees of EPCO, our ultimate parent company, pursuant to an administrative services agreement (the “ASA”). For a discussion of the ASA, please read Item 13 of our Annual Report on Form 10-K and our future annual reports on Form 10-K that are incorporated by reference into this prospectus.
     Our principal executive offices are located at 1100 Louisiana, 10th Floor, Houston, Texas 77002, and our telephone number is (713) 381-6500.

RISK FACTORS
     An investment in our common units involves risks. You should consider carefully the following risk factors relating to our Distribution Reinvestment Plan, or the “Plan”, together with all of the other information included in, or incorporated by reference into, this prospectus before deciding to participate in the Plan. The risks relating to the Plan are not the only risks associated with an investment in our common units. For (i) risks related to our business that may have an impact on our results of operations and financial condition, (ii) risks related to our common units as a result of our partnership structure, and (iii) tax risks to common unitholders, please read Item 1A “Risk Factors” in Part I of our most recent Annual Report on Form 10-K and Item 1A “Risk Factors” in Part II of our most recent Quarterly Report on Form 10-Q and our future annual and quarterly reports that are incorporated by reference into this prospectus, as such information may be amended or supplemented by any future filings with the Commission. This prospectus also contains or incorporates by reference forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described above and elsewhere in this prospectus. If the events or possibilities described in any of these risks occur, our business, financial condition or results of operation could be adversely affected. In that case, the trading price of our common units could decline, and you could lose all or part of your investment.
Risks Relating to the Plan
     You will not know the price of the common units you are purchasing under the Plan at the time you authorize the investment or elect to have your distributions reinvested. The price of our common units may fluctuate between the time you decide to purchase common units under the Plan and the time of actual purchase. As a result, you may purchase common units at a price higher than the price you anticipated.
     If you instruct the administrator to sell common units under the Plan, you will not be able to direct the time or price at which your common units are sold. The price of our common units may decline between the time you decide to sell common units and the time of actual sale.
     If you decide to withdraw from the Plan and you request a certificate for whole common units credited to you under the Plan from the administrator, the market price of our common units may decline between the time you decide to withdraw and the time you receive the certificate.

THE PLAN
Plan Overview
     The Plan offers a simple, convenient and no-cost way for owners of our common units to invest all or a portion of their cash distributions in our common units. The Plan is designed for long-term investors who wish to invest and build their common unit ownership over time. Unlike an individual brokerage account, the timing of purchases is subject to the provisions of the Plan. The principal terms and conditions of the Plan are summarized in this prospectus under “—Commonly Asked Questions” below.
     We have appointed Mellon Bank, N. A., or the “Administrator”, to administer the Plan, and certain administrative support will be provided to the Administrator by Mellon Investor Services LLC, a registered transfer agent. Together, the Administrator and its affiliates will purchase and hold common units for Plan participants, keep records, send statements and perform other duties required by the Plan.
     Only registered holders of our common units can participate directly in the Plan. If you are a beneficial owner of common units in a brokerage account and wish to reinvest your distributions, you can make arrangements with your broker or nominee to participate in the Plan on your behalf, or you can request that your common units become registered in your name.
     Read on for a more detailed description of the Plan. If you are a registered holder of our common units and would like to participate in the Plan, you can enroll online via Investor ServiceDirect®, or by completing the enclosed Enrollment Form and mailing it to the Administrator in the envelope provided. Please see question number 6 below for information on how to access Investor ServiceDirect®.

COMMONLY ASKED QUESTIONS
1. How can I participate in the Plan?
     If you are a current holder of record, or registered holder, of our common units, you may participate directly in the Plan. If you own common units that are registered in someone else’s name (for example, a bank, broker or trustee), the Plan allows you to participate through such person, should they elect to participate, without having to withdraw your common units from such bank, broker or trustee. If your broker or bank elects not to participate in the Plan on your behalf, you can participate by withdrawing your common units from such bank or broker and registering your common units in your own name.
2. How do I get started?
     If you are a registered holder of our common units, once you have read this prospectus, you can get started by enrolling in the Plan online through Investor ServiceDirect® at www.melloninvestor.com, or by completing the enclosed Enrollment Form and mailing it to the Administrator in the envelope provided. Your participation will begin promptly after your authorization is received. Once you have enrolled, your participation continues automatically, as long as you wish. If you own common units that are registered in someone else’s name (for example a bank, broker or trustee), then you should contact such person to arrange for them to participate in the Plan on your behalf.
3. How are distributions reinvested?
     By enrolling in the Plan, you direct the Administrator to apply distributions to the purchase of additional common units in accordance with the terms and conditions of the Plan. You may elect to reinvest all or a portion of your distributions in additional common units. The Administrator will invest distributions in whole and fractional common units on the quarterly distribution payment date (the investment date). No interest will be paid on funds held by the Administrator pending investment.
     If the Administrator receives your Enrollment Form on or before the record date for the payment of the next distribution, the amount of the distribution that you elect to be reinvested will be invested in additional common units for your Plan account. If the Enrollment Form is received in the period after any distribution record date, that distribution will be paid by check or automatic deposit to a bank account that you designate and your initial distribution reinvestment will commence with the following distribution.
     You may change your distribution reinvestment election at any time on-line through Investor ServiceDirect® or by notifying the Administrator in writing. To be effective with respect to a particular distribution, any such change must be received by the Administrator on or before the record date for that distribution.
4. When are distributions reinvested?
     The investment date will be the distribution payment date for each quarter (generally, before the 15th calendar day of February, May, August and November). The record date for eligibility to receive distributions generally will be the last day of the month preceding a month in which distributions are paid (generally, the last day of January, April, July and October). In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 30 days of the distribution payment date, the Administrator will return the funds to you by check or by automatic deposit to a bank account that you designate. No interest will be paid on funds held by the Administrator pending investment.

5. What is the source and price of common units purchased under the Plan?
     We have the sole discretion to determine whether common units purchased under the Plan will come from our authorized but unissued common units or from common units purchased on the open market by the Administrator. We currently intend to use our authorized but unissued common units for all common units to be purchased under the Plan.
     The price for authorized but unissued common units purchased with reinvested distributions will be the average of the high and low trading prices of the common units on the New York Stock Exchange—Composite Transactions for the five trading days immediately preceding the investment date, less a discount ranging from 0% to 5%. The discount is initially set at 5%; therefore, the initial purchase price for authorized but unissued common units purchased with reinvested distributions will be 95% of such average trading price. (Note: If you participate in the Plan through your broker, you should consult with your broker to determine if your broker will charge you a service fee.)
     The purchase price for common units purchased with reinvested distributions on the open market will be the weighted average price of all common units purchased for the Plan for the respective investment date, less a discount ranging from 0% to 5%. (Note: If you participate in the Plan through your broker, you should consult with your broker to determine if your broker will charge you a service fee.)
     We will provide notice to you of any changes in the discount rate at least 30 days prior to the following record date.
6. Who is the Administrator of the Plan?
     Mellon Bank, N.A. is the Administrator of the Plan. Mellon Investor Services LLC, a registered transfer agent, and FutureShare Financial LLC, a registered broker/dealer, will provide certain administrative support to the Administrator. If you have questions regarding the Plan, please write to the Administrator at the following address: Mellon Bank, N.A. c/o Mellon Investor Services, P.O. Box 3338, South Hackensack, NJ 07606-1938, or call the Administrator at 1-800-982-7649 (toll free from inside the United States or Canada) or 1-201-329-8660 (from outside the United States or Canada). An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays). Please include a reference to Enterprise Products Partners L.P. in all correspondence.
     In addition, you may visit the Mellon Investor Services website at www.melloninvestor.com. At this website, if you are a registered holder of our common units, you can enroll in the Plan, obtain information, and perform certain transactions on your Plan account by accessing Investor ServiceDirect®. To gain access, you will need a password, which you may establish when you visit the website. If you have forgotten your password, call 1-877-978-7778 to have it reset.
7. What is the cost of participating in the Plan?
     There is no fee for reinvesting distributions through the Plan. You may be responsible for certain charges if you withdraw from the Plan. Additionally, if you are a beneficial owner of our common units and are participating in the Plan through your broker, you should consult with your broker; you may be charged a fee by your broker for participating in the Plan on your behalf.
8. How many common units will be purchased for my account?
     If you are a registered holder of our common units and are directly participating in the Plan, the number of common units, including fractional common units, purchased under the Plan will depend on the amount of your cash distribution you elect to reinvest and the price of the common units determined as provided above. Common units purchased under the Plan, including fractional common units, will be credited to your account. Both whole and fractional common units will be purchased. Fractional common units will be computed to four decimal places.
     If you are a beneficial owner and are participating in the Plan through your broker, you should contact your broker for the details of how the number of common units you purchase will be determined.
     This prospectus relates to 25,411,338 of our common units registered for sale under the Plan. We cannot assure you there will be enough common units to meet the requirements under the Plan. If we do not have a sufficient number of authorized but unissued common units to meet the Plan requirements during any quarter, and if the Administrator is unable to purchase a sufficient number of common units in the open market, any reinvested distributions received by the Administrator but not invested in our common units under the Plan will be returned to participants without interest.
9. What are the tax consequences of purchasing common units under the Plan?
     Your cost basis for tax purposes in the common units you purchase under the Plan will be equal to the amount of the distributions used to purchase those common units. Purchasing common units pursuant to the Plan will not affect the tax obligations associated with the common units you currently own. Participation in the Plan will reduce the amount of cash distributions available to you to satisfy any tax obligations associated with owning common units. Please read “Material Tax Consequences” for information relevant to holders of common units generally.
10. How can I withdraw from the Plan?
     If you are a registered holder of our common units, you may discontinue the reinvestment of your distributions at any time by providing written notice to the Administrator. In addition, you may change your distribution election on-line under the Administrator’s account management service, as described above. To be effective for a particular distribution payment, the Administrator must receive notice on or before the record date for that distribution. In addition, you may request that all or part of your common units be sold. When your common units are sold through the Administrator, you will receive the proceeds less a handling charge of $15.00 and any brokerage trading fees.
     If you are a beneficial owner of our common units and you are participating in the Plan through your broker, you should direct your broker to discontinue participation in the Plan on your behalf.
     If you dispose of all the common units registered in your name, but do not give notice of withdrawal to the Administrator, the Administrator will continue to reinvest the cash distributions on any common units held in your account under the Plan until the Administrator is notified otherwise.
     Generally, an owner of common units may again become a participant in the Plan. However, we reserve the right to reject the enrollment of a previous participant in the Plan on grounds of excessive joining and termination. This reservation is intended to minimize administrative expense and to encourage use of the Plan as a long-term investment service.
11. How will my common units be held under the Plan?
     If you are a registered holder of our common units and you are directly participating in the Plan, the common units that you acquire under the Plan will be maintained in your Plan account in non-certificated form for safekeeping. Safekeeping protects your common units against physical loss, theft or accidental destruction and also provides a convenient way for you to keep track of your common units. Only common units held in safekeeping may be sold through the Plan.

     If you own common units in certificated form, you may deposit your certificates for those common units with the Administrator, free of charge. The Administrator will provide mail loss insurance coverage for certificates with a value not exceeding $100,000 in any one shipping package. Certificates should be delivered to the Administrator at 85 Challenger Road, Ridgefield Park, NJ 07660 by United States Post Office registered mail, a national courier service or other receipted delivery service. Please note that mail loss insurance covers only the replacement of common units and in no way protects against any loss resulting from fluctuations in the value of our common units.
     You may request a certificate for all or a portion of the whole common units in your Plan account from the Administrator. Upon request, the Administrator will mail a certificate to you within two business days. Please allow an additional five to seven business days for delivery of your certificate.
     If you are a beneficial owner of our common units and you are participating in the Plan through your broker, the common units that are purchased on your behalf under the Plan will be maintained in your account with your broker.
12. How do I sell common units held under the Plan?
     If you are a registered holder of our common units and you are directly participating in the Plan, you can sell your Plan common units at any time by contacting the Administrator. Your sale request will be processed, and your common units will, subject to market conditions and other facts, generally be sold within 24 hours of receipt and processing of your request. Please note that the Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sale or issuance requests. All requests are final. The Administrator will mail a check to you (less applicable sales fees) on the settlement date, which is three business days after your common units have been sold. Please allow an additional five to seven business days from the settlement date to receive your check.
     Alternatively, you may choose to withdraw your common units from your Plan account and to sell them through a broker of your choice. In this case you would have to request a certificate for your common units from the Administrator prior to such sale.
     If you are a beneficial owner of our common units and you are participating in the Plan through your broker, you should contact your broker to sell your common units.
     If you are an EPCO employee working in our Houston headquarters offices or if you are one of our officers having a title of Vice President or higher, any sale by you of Plan common units is subject to our insider trading policy. Those persons are allowed to sell Plan common units only during the 60-day period beginning on the second business day following each public announcement of the Partnership’s financial results. Sales of Plan common units by our executive officers are also subject to Section 16 of the Securities Exchange Act of 1934.
13. How will I keep track of my investments?
     If you are a registered holder of our common units and you are directly participating in the Plan, the Administrator will send you a transaction notice confirming the details of each transaction that you make and a quarterly statement of your account.
     If you are a beneficial owner of our common units and you are participating in the Plan through your broker, the details of the reinvestment transactions will be maintained by your broker. You should contact your broker to determine how this information will be provided to you.

14. Can the Plan be suspended, modified or terminated?
     We reserve the right to suspend, modify or terminate the Plan at any time. Participants will be notified of any suspension, modification or termination of the Plan. If you are a registered holder of our common units and you are directly participating in the Plan, upon our termination of the Plan, a certificate will be issued to you for the number of whole common units in your account. Any fractional common unit in your Plan account will be converted to cash and remitted to you by check.
15. What would be the effect of any unit splits, unit distributions or other distributions?
     Any common units we distribute as a distribution on common units (including fractional common units) that are credited to your account under the Plan, or upon any split of such common units, will be credited to your account. Distributions or splits distributed on all other common units held by you and registered in your own name will be mailed directly to you. In a rights offering, your entitlement will be based upon your total holdings, including those credited to your account under the Plan. Rights applicable to common units credited to your account under the Plan will be sold by the Administrator and the proceeds will be credited to your account under the Plan and applied to the purchase of common units on the next investment date.
     If you want to exercise, transfer or sell any portion of the rights applicable to the common units credited to your account under the Plan, you must request, at least two days prior to the record date for the issuance of any such rights, that a portion of the common units credited to your account be transferred from your account and registered in your name.
Responsibilities Under the Plan
     We, the Administrator and any agent will not be liable in administering the Plan for any act done in good faith, or for any omission to act in good faith, including, without limitation, any claim of liability arising out of failure to terminate a participant’s account upon that participant’s death prior to the receipt of notice in writing of such death. Since we have delegated all responsibility for administering the Plan to the Administrator, we specifically disclaim any responsibility for any of its actions or inactions in connection with the administration of the Plan.
     You should recognize that neither we, the Administrator, nor any agent can assure you of a profit or protect you against an economic loss on common units purchased under the Plan.

USE OF PROCEEDS
     We do not know either the number of common units that will be purchased under the Plan or the prices at which common units will be sold to participants. In connection with purchases of authorized but unissued common units under the Plan, our general partner is entitled to make, but is not obligated to make, a capital contribution in order to maintain its 2.0% general partner interest in us. The net proceeds we realize from sales of our authorized but unissued common units pursuant to the Plan, including our general partner’s proportionate capital contribution, if any, will be used for general partnership purposes.

DESCRIPTION OF OUR COMMON UNITS
     Generally, our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and our general partner in and to cash distributions, please read “Cash Distribution Policy” elsewhere in this prospectus.
     Our outstanding common units are listed on the NYSE under the symbol “EPD.” Any additional common units we issue will also be listed on the NYSE.
     The transfer agent and registrar for our common units is Mellon Investor Services LLC.
Meetings/Voting
     Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.
Status as Limited Partner or Assignee
     Except as described below under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional capital contributions to us.
     Each purchaser of our common units must execute a transfer application whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.
     An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of common units and will not receive distributions, federal income tax allocations or reports furnished to record holders of common units. The only right the transferees will have is the right to admission as a substituted limited partner in respect of the transferred common units upon execution of a transfer application in respect of the common units. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.
Limited Liability
     Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets.
     Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership.
     For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years from the date of the distribution.
Reports and Records
     As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited consolidated financial statements for the past fiscal year. These financial statements will be prepared in conformity with generally accepted accounting principles in the United States of America. In addition, no later than 90 days after the close of each quarter (except the fourth quarter), our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) a report containing our unaudited condensed consolidated financial statements and any other information required by law.
     Our general partner will use all reasonable efforts to furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each fiscal year. Our general partner’s ability to furnish this summary tax information will depend on the cooperation of unitholders in supplying information to our general partner. Each unitholder will receive information to assist him in determining his U.S. federal and state and Canadian federal and provincial tax liability and filing his U.S. federal and state and Canadian federal and provincial income tax returns.
     A limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:
•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
     Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

CASH DISTRIBUTION POLICY
Distributions of Available Cash
     General. Within approximately 45 days after the end of each quarter, we will distribute all of our available cash to unitholders of record on the applicable record date. The discussion below of our cash distribution policy assumes that our general partner makes capital contributions to us in connection with issuances of additional common units such that our general partner continues to maintain its 2.0% general partner interest in us.
     Definition of Available Cash. Available cash is defined in our partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter:
•	less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:
•	provide for the proper conduct of our business;

•	comply with applicable law or any debt instrument or other agreement (including reserves for future capital expenditures and for our future credit needs); or

•	provide funds for distributions to unitholders and our general partner in respect of any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facilities and in all cases are used solely for working capital purposes or to pay distributions to partners.
Operating Surplus and Capital Surplus
     General. Cash distributions are characterized as distributions from either operating surplus or capital surplus. We distribute available cash from operating surplus differently than available cash from capital surplus.
     Definition of Operating Surplus. Operating surplus is defined in the partnership agreement and generally means:
•	our cash balance on July 31, 1998, the closing date of our initial public offering of common units (excluding $46.5 million to fund certain capital commitments existing at such closing date); plus

•	all of our cash receipts since the closing of our initial public offering, excluding cash from interim capital transactions such as borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other disposition of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirements or replacements of assets; plus

•	up to $60.0 million of cash from interim capital transactions; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures since the closing of our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserved that we deem necessary or advisable to provide funds for future operating expenditures.
     Definition of Capital Surplus. Capital surplus is generally generated only by borrowings (other than borrowings for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash (other than inventory, accounts receivable and other assets disposed of in the ordinary course of business).
     Characterization of Cash Distributions. To avoid the difficulty of trying to determine whether available cash we distribute is from operating surplus or from capital surplus, all available cash we distribute from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since July 31, 1998 equals the operating surplus as of the end of the quarter prior to such distribution. Any available cash in excess of such amount (irrespective of its source) will be deemed to be from capital surplus and distributed accordingly.
     If available cash from capital surplus is distributed in respect of each common unit in an aggregate amount per common unit equal to the $11.00 initial public offering price of the common units, the distinction between operating surplus and capital surplus will cease, and all distributions of available cash will be treated as if they were from operating surplus. We do not anticipate that there will be significant distributions from capital surplus.
Distributions of Available Cash from Operating Surplus
     We will make distributions of available cash from operating surplus with respect to any quarter in the following manner:
•	first, 98% to all common unitholders, pro rata, and 2% to the general partner, until there has been distributed in respect of each unit an amount equal to the minimum quarterly distribution of $0.225; and

•	thereafter, in the manner described in “Incentive Distributions” below.
Incentive Distributions
     Incentive distributions represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. For any quarter for which available cash from operating surplus is distributed to the common unitholders in an amount equal to the minimum quarterly distribution of $0.225 per unit on all units, then any additional available cash from operating surplus in respect of such quarter will be distributed among the common unitholders and the general partner in the following manner:
•	first, 98% to all common unitholders, pro rata, and 2% to the general partner, until the common unitholders have received a total of $0.253 for such quarter in respect of each outstanding unit (the “First Target Distribution”);

•	second, 85% to all common unitholders, pro rata, and 15% to the general partner, until the unitholders have received a total of $0.3085 for such quarter in respect of each outstanding unit (the “Second Target Distribution”); and

•	thereafter, 75% to all common unitholders, pro rata, and 25% to the general partner.
Distributions of Available Cash from Capital Surplus
     How Distributions from Capital Surplus Will Be Made. We will make distributions of available cash from capital surplus in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to the general partner, until we have distributed, in respect of each outstanding common unit issued in our initial public offering, available cash from capital surplus in an aggregate amount per common unit equal to the initial unit price of $11.00; and

•	thereafter, all distributions of available cash from capital surplus will be distributed as if they were from operating surplus.
     Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of capital surplus on a common unit as the repayment of the common unit price from its initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per common unit is referred to as the unrecovered initial common unit price. Each time a distribution of capital surplus is made on a common unit, the minimum quarterly distribution and the target distribution levels for all units will be reduced in the same proportion as the corresponding reduction in the unrecovered initial common unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions. However, any distribution by us of capital surplus before the unrecovered initial common unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.
     Once we distribute capital surplus on a common unit in any amount equal to the unrecovered initial common unit price, it will reduce the minimum quarterly distribution and the target distribution levels to zero and it will make all future distributions of available cash from operating surplus, with 25% being paid to the holders of units, as applicable, and 75% to our general partner.
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
     In addition to reductions of the minimum quarterly distribution and target distribution levels made upon a distribution of available cash from capital surplus, if we combine our common units into fewer units or subdivide our common units into a greater number of common units, we will proportionately adjust:
•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the unrecovered initial common unit price.
     For example, in the event of a two-for-one split of the common units (assuming no prior adjustments), the minimum quarterly distribution, each of the target distribution levels and the unrecovered capital of the common units would each be reduced to 50% of its initial level.
     In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, then we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest effective federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum effective federal, state and local income tax rate of 35%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 65% of their previous levels.
     Distributions of Cash upon Liquidation
     If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in the partnership agreement and by law and, thereafter, we will distribute any remaining proceeds to the common unitholders and our general partner in accordance with their respective capital account balances as so adjusted.
     Manner of Adjustments for Gain. The manner of the adjustment is set forth in the partnership agreement. Upon our liquidation, we will allocate any net gain (or unrealized gain attributable to assets distributed in kind to the partners) as follows:
•	first, to the general partner and the holders of common units having negative balances in their capital accounts to the extent of and in proportion to such negative balances:

•	second, 98% to the holders of common units, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:
•	the unrecovered capital in respect of such common unit; plus

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs.
•	third, 98% to all common unitholders, pro rata, and 2% to the general partner, until there has been allocated under this paragraph third an amount per unit equal to:
•	the sum of the excess of the First Target Distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that were distributed 98% to the unitholders, pro rata, and 2% to the general partner for each quarter of our existence;
•	fourth, 85% to all common unitholders, pro rata, and 15% to the general partner, until there has been allocated under this paragraph fourth an amount per unit equal to:
•	the sum of the excess of the Second Target Distribution per unit over the First Target Distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the First Target Distribution per unit that were distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence; and
•	thereafter, 75% to all common unitholders, pro rata, and 25% to the general partner.
     Manner of Adjustments for Losses. Upon our liquidation, any loss will generally be allocated to the general partner and the unitholders as follows:
•	first, 98% to the holders of common units in proportion to the positive balances in their respective capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.
     Adjustments to Capital Accounts. In addition, interim adjustments to capital accounts will be made at the time we issue additional partnership interests or make distributions of property. Such adjustments will be based on the fair market value of the partnership interests or the property distributed and any gain or loss resulting therefrom will be allocated to the common unitholders and the general partner in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional partnership interests in us, distributions of property by us, or upon our liquidation, will be allocated in a manner which results, to the extent possible, in the capital account balances of the general partner equaling the amount that would have been the general partner’s capital account balances if no prior positive adjustments to the capital accounts had been made.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT
     The following is a summary of the material provisions of our partnership agreement. Our amended and restated partnership agreement has been filed with the Commission. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:
•	distributions of our available cash are described under “Cash Distribution Policy”;

•	rights of holders of common units are described under “Description of Our Common Units”; and

•	allocations of taxable income and other matters are described under “Material Tax Consequences.”
Purpose
     Our purpose under our partnership agreement is to serve as a partner of our operating partnership, Enterprise Products Operating L.P., and to engage in any business activities that may be engaged in by our operating partnership or that are approved by our general partner. The partnership agreement of our operating partnership provides that it may engage in any activity that was engaged in by our predecessors at the time of our initial public offering or reasonably related thereto and any other activity approved by our general partner.
Power of Attorney
     Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.
Voting Rights
     Unitholders will not have voting rights except with respect to the following matters, for which our partnership agreement requires the approval of the holders of a majority of the units, unless otherwise indicated:
•	the merger of our partnership or a sale, exchange or other disposition of all or substantially all of our assets (also requires approval by a majority of the members of the audit, conflicts and governance committee of the board of directors);

•	the withdrawal of our general partner prior to December 31, 2008 (requires a majority of the units outstanding, excluding units held by our general partner and its affiliates);

•	the removal of our general partner (requires 60% of the outstanding units, including units held by our general partner and its affiliates);

•	the election of a successor general partner;

•	the dissolution of our partnership or the reconstitution of our partnership upon dissolution (also requires approval by a majority of the members of the audit, conflicts and governance committee of the board of directors);

•	approval of certain actions of our general partner (including the transfer by the general partner of its general partner interest under certain circumstances, which requires a majority of the units outstanding, excluding units held by our general partner and its affiliates); and

•	certain amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.
     Under the partnership agreement, our general partner generally will be permitted to effect, without the approval of unitholders, amendments to the partnership agreement that do not adversely affect unitholders.
Reimbursements of Our General Partner
     Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.
Issuance of Additional Securities
     Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.
     It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.
     In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.
     Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests in us.
Amendments to Our Partnership Agreement
     Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected. However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees to reflect:
•	a change in our names, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners;

•	a change to qualify or continue our qualification as a limited partnership or a partnership in which our limited partners have limited liability under the laws of any state or to ensure that neither we, our operating partnership, nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change that does not adversely affect our limited partners in any material respect;

•	a change to (i) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute or (ii) facilitate the trading of our limited partner interests or comply with any rule, regulation, guideline or requirement of any national securities exchange on which our limited partner interests are or will be listed for trading;

•	a change in our fiscal year or taxable year and any changes that are necessary or advisable as a result of a change in our fiscal year or taxable year;

•	an amendment that is necessary to prevent us, or our general partner or its directors, officers, trustees or agents from being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended;

•	an amendment that is necessary or advisable in connection with the authorization or issuance of any class or series of our securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with our partnership agreement;

•	an amendment that is necessary or advisable to reflect, account for and deal with appropriately our formation of, or investment in, any corporation, partnership, joint venture, limited liability company or other entity other than our operating partnership, in connection with our conduct of activities permitted by our partnership agreement;

•	a merger or conveyance to effect a change in our legal form; or

•	any other amendments substantially similar to the foregoing.
Withdrawal or Removal of Our General Partner
     Our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2008 without obtaining the approval of the holders of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel stating that such withdrawal (following the selection of the successor general partner) would not result in the loss of the limited liability of any of our limited partners or of a member of our operating partnership or cause us or our operating partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such).
     On or after December 31, 2008, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.
     Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding units, excluding the common units held by the withdrawing general partner and its affiliates, agree to continue our business and to appoint a successor general partner.
     Our general partner may not be removed unless that removal is approved by unitholders holding at least 60% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. In addition, if our general partner is removed as our general partner under circumstances where cause does not exist and common units held by our general partner and its affiliates are not voted in favor of such removal, our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for such interests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including those held by our general partner and its affiliates.
     While our partnership agreement limits the ability of our general partner to withdraw, it allows the general partner interest to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. In addition, our partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units it owns.
Liquidation and Distribution of Proceeds
     Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:
•	first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

•	then, to all partners in accordance with the positive balance in the respective capital accounts.
     Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, our general partner may distribute assets in kind to our partners.
Transfer of Ownership Interests in Our General Partner
     At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in the general partner without the approval of the unitholders.
Change of Management Provisions
     Our partnership agreement contains the following specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management:
•	any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, cannot be voted on any matter; and

•	the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Limited Call Right
     If at any time our general partner and its affiliates own 85% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least 10 but not more than 60 days’ notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in the partnership agreement and (2) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the units.
     As of February 1, 2007 our general partner and its affiliates owned the 2% general partner interest in us and 147,007,446 common units, representing an aggregate 34.0% limited partner interest in us.
Indemnification
     Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.
Registration Rights
     Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

MATERIAL TAX CONSEQUENCES
     This section is a summary of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, represents the opinion of Andrews Kurth LLP, special counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.
     The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.
     All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us and our general partner.
     No ruling has been or will be requested from the IRS regarding our status as a partnership for federal income tax purposes. Instead, we will rely on opinions and advice of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
     For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues: the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership— Treatment of Short Sales”); whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units— Allocations Between Transferors and Transferees”); and whether our method for depreciating Section 743 adjustments is sustainable (please read “—Tax Consequences of Unit Ownership— Section 754 Election”).
Partnership Status
     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.
     Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation and marketing of any mineral or natural resource. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income.
     No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of Enterprise Products Operating L.P. (the “Operating Partnership”) as partnerships for federal income tax purposes. Instead, we will rely on the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we and the Operating Partnership will be classified as partnerships for federal income tax purposes.
     In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Andrews Kurth LLP has relied include:
          (a) Neither we nor the Operating Partnership will elect to be treated as a corporation; and
          (b) For each taxable year, more than 90% of our gross income will be income that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.
     If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
     If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
     The discussion below is based on the conclusion that we will be classified as a partnership for federal income tax purposes.
Limited Partner Status
     Unitholders who have become limited partners of Enterprise Products Partners L.P. will be treated as partners of Enterprise Products Partners L.P. for federal income tax purposes. Also, assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Enterprise for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Andrews Kurth LLP’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.
     A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership— Treatment of Short Sales.”
     Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. We strongly recommend that prospective unitholders consult their own tax advisors with respect to their status as partners in Enterprise Products Partners L.P. for federal income tax purposes.
Tax Consequences of Unit Ownership
     Flow-through of Taxable Income. We do not pay any federal income tax. Instead, each unitholder is required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.
     Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”
     A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
     Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units— Recognition of Gain or Loss.”

     Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
     In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
     The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.
     A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.
     Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:
•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
     The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
     Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.
     Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.
     Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our property at the time of this offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.
     An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:
•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow and other nonliquidating distributions; and

•	the rights of all the partners to distributions of capital upon liquidation.
     Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership— Section 754 Election” and “—Disposition of Common Units— Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

     Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:
•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.
     Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units— Recognition of Gain or Loss.”
     Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. We strongly recommend that prospective unitholders consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
     Tax Rates. In general the highest effective United States federal income tax rate for individuals currently is 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.
     Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.
     Treasury Regulations under Section 743 of the Internal Revenue Code require that, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Tax Treatment of Operations— Uniformity of Units.”
     Although Andrews Kurth LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the Treasury Regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Tax Treatment of Operations— Uniformity of Units.”
     A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a basis reduction or a built-in loss is substantial if it exceeds $250,000.
     The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
     Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units— Allocations Between Transferors and Transferees.”
     Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner, its affiliates and our unitholders immediately prior to this offering. Please read “—Tax Consequences of Unit Ownership— Allocation of Income, Gain, Loss and Deduction.”

     To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Because the general partner may determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill immediately prior to this or any future offering, we may not be entitled to any amortization deductions with respect to any goodwill held by us at the time of an offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.
     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a common unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some, or all, of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership— Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units— Recognition of Gain or Loss.”
     The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.
     Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
     Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
     Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.
     Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.
     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. We strongly recommend that a unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions consult his tax advisor as to the possible consequences of this ruling and application of the final Treasury Regulations.
     Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:
•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
     Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

     A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
     Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.
     Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Uniformity of Units
     Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership— Section 754 Election.”
     We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the Treasury Regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Please read “—Tax Consequences of Unit Ownership— Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units— Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors
     Ownership of units by employee benefit plans, other tax-exempt organizations, regulated investment companies, non-resident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.
     Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.
     A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from certain permitted sources. Recent legislation generally treats net income derived from the ownership of certain publicly traded partnerships (including us) as derived from such a permitted source.
     Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold tax at the highest applicable effective tax rate on cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
     In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters
     Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes each unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by Andrews Kurth LLP, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the

IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
     The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names our general partner as our Tax Matters Partner.
     The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
     Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:
          (1) the name, address and taxpayer identification number of the beneficial owner and the nominee;
          (2) whether the beneficial owner is:
               (a) a person that is not a United States person,
               (b) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or
               (c) a tax-exempt entity;
          (3) the amount and description of units held, acquired or transferred for the beneficial owner; and
          (4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
     Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:
          (1) for which there is, or was, “substantial authority,” or
          (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
     If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” but we believe we are not a tax shelter.
     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
     Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures” above.
     Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:
•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.
               We do not expect to engage in any “reportable transactions.”
     Registration as a Tax Shelter. We registered as a “tax shelter” under the law in effect at the time of our initial public offering and were assigned a tax shelter registration number. Issuance of a tax shelter registration number to us does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. The term “tax shelter” has a different meaning for this purpose than under the penalty rules described above at “—Accuracy-related Penalties.”
     The American Jobs Creation Act of 2004 repealed the tax shelter registration rules and replaced them with the reporting regime describe above at “—Reportable Transactions.” However, IRS Form 8271 nevertheless appears to require a unitholder to report our tax shelter registration number on the unitholder’s tax return for any year in which the unitholder holds our units. The IRS also appears to take the position that a unitholder who sells or transfers our units must provide our tax shelter registration number to the transferee. Unitholders are urged to consult their tax advisors regarding the application of the tax shelter registration rules.
State, Local, Foreign and Other Tax Considerations
     In addition to federal income taxes, you will likely be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership— Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.
     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, we strongly recommend that each prospective unitholder consult, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local, and foreign as well as United States federal tax returns, that may be required of him. Andrews Kurth LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

PLAN OF DISTRIBUTION
     Subject to the discussion below, we will distribute newly issued common units sold under the Plan. FutureShare Financial LLC, a registered broker/dealer, will assist in the identification of investors and other related services, but will not be acting as an underwriter with respect to common units sold under the Plan. You will pay no service fees or brokerage trading fees whether common units are newly issued or purchased in the open market. We will pay all brokerage trading fees or other charges on common units purchased through the Plan. However, if you are participating in the Plan through your broker, you may be charged a fee by your broker for participating in the Plan on your behalf. Additionally, if you request that your common units held by the Administrator be sold, you will receive the proceeds less a handling charge of $15.00 and any brokerage trading fees. The common units are currently listed on the New York Stock Exchange.
     Persons who acquire common units through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which he, she or it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the common units.
     We have no arrangements or understandings, formal or informal, with any person relating to the sale of our common units to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purposes of the Plan.
INFORMATION INCORPORATED BY REFERENCE
     We file annual, quarterly and current reports, and other information with the Commission under the Securities Exchange Act of 1934 (Commission File No. 1-14323). You may read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-732-0330 for further information on the public reference room. Our filings are also available to the public at the Commission’s web site at http://www.sec.gov. In addition, documents filed by us can be inspected at the offices of the New York Stock Exchange, Inc. 20 Broad Street, New York, New York 10002.
     The Commission allows us to incorporate by reference into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed (other than information furnished under Items 2.02 or 7.01 of any Form 8-K, which is not deemed filed under the Securities Exchange Act of 1934):
•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Current Reports on Form 8-K filed with the Commission on February 5 and March 21, 2007; and

•	Current Report on Form 8-K (containing the description of our common units, which description amends and restates the description of our common units contained in the Registration Statement on Form 8-A, initially filed with the Commission on July 21, 1998) filed with the Commission on February 10, 2004.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference into this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to Investor Relations, Enterprise Products Partners L.P., 1100 Louisiana, 10th Floor, Houston, Texas 77002; telephone number: (713) 381-6812.

FORWARD-LOOKING STATEMENTS
     This prospectus and some of the documents we have incorporated herein by reference contain various forward-looking statements and information that are based on our beliefs and those of our general partner, as well as assumptions made by and information currently available to us. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. When used in this prospectus or the documents we have incorporated herein by reference, words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “intend,” “could,” “believe,” “may,” and similar expressions and statements regarding our plans and objectives for future operations, are intended to identify forward-looking statements. Although we and our general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither we nor our general partner can give assurances that such expectations will prove to be correct.
     Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on our results of operations and financial condition are:
•	fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces;

•	a reduction in demand for our products by the petrochemical, refining or heating industries;

•	the effects of our debt level on our future financial and operating flexibility;

•	a decline in the volumes of NGLs delivered by our facilities;

•	the failure of our credit risk management efforts to adequately protect us against customer non-payment;

•	terrorist attacks aimed at our facilities; and

•	our failure to successfully integrate our operations with assets or companies we acquire.
     You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” in this prospectus, in our most recent Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q filed after our most recent Annual Report on Form 10-K.
LEGAL MATTERS
     Andrews Kurth LLP, our counsel, will issue an opinion for us about the legality of the common units and the material federal income tax consequences regarding the common units.
EXPERTS
     The (1) consolidated financial statements and the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting of Enterprise Products Partners L.P. and subsidiaries incorporated in this prospectus by reference from Enterprise Products Partners L.P.’s Annual Report on Form 10-K for the year ended December 31, 2006, and (2) the balance sheet of Enterprise Products GP, LLC as of December 31, 2006, incorporated in this prospectus by reference from Enterprise Products Partners L.P.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the estimated expenses payable by Enterprise Products Partners L.P. (“Enterprise Products Partners”) and in connection with the issuance and distribution of the securities covered by this registration statement.

Registration fee	$24,667
Fees and expenses of accountants	25,000
Fees and expenses of legal counsel	25,000
Fees and expenses of Administrator	20,000
Printing and engraving expenses	6,000
Miscellaneous	7,500

Total	$108,167

Item 15. Indemnification of Directors and Officers.
     Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. Enterprise Products Partners’ partnership agreement provides that Enterprise Products Partners will indemnify (i) Enterprise Products GP, LLC (“Enterprise Products GP”), (ii) any departing general partner, (iii) any person who is or was an affiliate of Enterprise Products GP or any departing general partner, (iv) any person who is or was a member, partner, officer director, employee, agent or trustee of Enterprise Products GP or any departing general partner or any affiliate of Enterprise Products GP or any departing general partner or (v) any person who is or was serving at the request of Enterprise Products GP or any departing general partner or any affiliate of any such person, any affiliate of Enterprise Products GP or any fiduciary or trustee of another person (each, a “Partnership Indemnitee”), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Partnership Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a Partnership Indemnitee; provided that in each case the Partnership Indemnitee acted in good faith and in a manner that such Partnership Indemnitee reasonably believed to be in or not opposed to the best interests of Enterprise Products Partners and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create an assumption that the Partnership Indemnitee acted in a manner contrary to that specified above. Any indemnification under these provisions will be only out of the assets of Enterprise Products Partners, and Enterprise Products GP shall not be personally liable for, or have any obligation to contribute or lend funds or assets to Enterprise Products Partners to enable it to effectuate, such indemnification. Enterprise Products Partners is authorized to purchase (or to reimburse Enterprise Products GP or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with Enterprise Products Partners’ activities, regardless of whether Enterprise Products Partners would have the power to indemnify such person against such liabilities under the provisions described above.

     Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a Delaware limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The limited liability company agreement of Enterprise Products GP provides for the indemnification of (i) present or former members of the Board of Directors Enterprise Products GP or any committee thereof, (ii) present or former officers, employees, partners, agents or trustees of the Enterprise Products GP or (iii) persons serving at the request of the Enterprise Products GP in another entity in a similar capacity as that referred to in the immediately preceding clauses (i) or (ii) (each, a “General Partner Indemnitee”) to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any such person may be involved, or is threatened to be involved, as a party or otherwise, by reason of such person’s status as a General Partner Indemnitee; provided, that in each case the General Partner Indemnitee acted in good faith and in a manner which such General Partner Indemnitee believed to be in, or not opposed to, the best interests of the Enterprise Products GP and, with respect to any criminal proceeding, had no reasonable cause to believe such General Partner Indemnitee’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the General Partner Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to these provisions shall be made only out of the assets of Enterprise Products GP. Enterprise Products GP is authorized to purchase and maintain insurance, on behalf of the members of its Board of Directors, its officers and such other persons as the Board of Directors may determine, against any liability that may be asserted against or expense that may be incurred by such person in connection with the activities of Enterprise Products GP, regardless of whether Enterprise Products GP would have the power to indemnify such person against such liability under the provisions of its limited liability company agreement.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Enterprise Products Partners or Enterprise Products GP as set forth above, Enterprise Products Partners and Enterprise Products GP have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 16. Exhibits.
     Reference is made to the Index to Exhibits following the signature pages hereto, which Index to Exhibits is hereby incorporated into this item.
Item 17. Undertakings.
     (a) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule

424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement, or that is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this Registration Statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
     (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
     (4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a Registration Statement relating to an offering, other than Registration Statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness; provided, however, that no statement made in a Registration Statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.
     (5) That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 13, 2007.

ENTERPRISE PRODUCTS PARTNERS L.P.

By:	ENTERPRISE PRODUCTS GP, LLC
as General Partner

By:	/s/ Robert G. Phillips

Robert G. Phillips
Chief Executive Officer

SIGNATURES
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below and constitutes and appoints Richard H. Bachmann and Michael A. Creel and each of them his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated on the 13th day of April, 2007.

Signature	Title
(of Enterprise Products GP, LLC)

/s/ Dan L. Duncan Dan L. Duncan	Director and Chairman

/s/ Robert G. Phillips Robert G. Phillips	Director, President and Chief Executive Officer

/s/ Michael A. Creel Michael A. Creel	Director, Executive Vice President and Chief Financial Officer

/s/ Michael J. Knesek Michael J. Knesek	Senior Vice President, Controller and Principal Accounting Officer

/s/ Richard H. Bachmann Richard H. Bachmann	Director, Executive Vice President, Chief Legal Officer and Secretary

/s/ E. William Barnett E. William Barnett	Director

/s/ Rex C. Ross Rex C. Ross	Director

/s/ Dr. Ralph S. Cunningham Dr. Ralph S. Cunningham	Director, Group Executive Vice President and Chief Operating Officer

/s/ W. Randall Fowler W. Randall Fowler	Director, Senior Vice President and Treasurer

/s/ Charles M. Rampacek Charles M. Rampacek	Director

INDEX TO EXHIBITS

Exhibit
No.	Description
2.1	Purchase and Sale Agreement between Coral Energy, LLC and Enterprise Products Operating L.P. dated September 22, 2000 (incorporated by reference to Exhibit 10.1 to Form 8-K filed September 26, 2000).

2.2	Purchase and Sale Agreement dated January 16, 2002 by and between Diamond-Koch, L.P. and Diamond-Koch III, L.P. and Enterprise Products Texas Operating L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K filed February 8, 2002.)

2.3	Purchase and Sale Agreement dated January 31, 2002 by and between D-K Diamond-Koch, L.L.C., Diamond-Koch, L.P. and Diamond-Koch III, L.P. as Sellers and Enterprise Products Operating L.P. as Buyer (incorporated by reference to Exhibit 10.2 to Form 8-K filed February 8, 2002).

2.4	Purchase Agreement by and between E-Birchtree, LLC and Enterprise Products Operating L.P. dated July 31, 2002 (incorporated by reference to Exhibit 2.2 to Form 8-K filed August 12, 2002).

2.5	Purchase Agreement by and between E-Birchtree, LLC and E-Cypress, LLC dated July 31, 2002 (incorporated by reference to Exhibit 2.1 to Form 8-K filed August 12, 2002).

2.6	Merger Agreement, dated as of December 15, 2003, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Products Management LLC, GulfTerra Energy Partners, L.P. and GulfTerra Energy Company L.L.C. (incorporated by reference to Exhibit 2.1 to Form 8-K filed December 15, 2003).

2.7	Amendment No. 1 to Merger Agreement, dated as of August 31, 2004, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Products Management LLC, GulfTerra Energy Partners, L.P. and GulfTerra Energy Company L.L.C. (incorporated by reference to Exhibit 2.1 to Form 8-K filed September 7, 2004).

2.8	Parent Company Agreement, dated as of December 15, 2003, by and among Enterprise Products Partners, L.P., Enterprise Products GP, LLC, Enterprise Products GTM, LLC, El Paso Corporation, Sabine River Investors I, L.L.C., Sabine River Investors II, L.L.C., El Paso EPN Investments, L.L.C. and GulfTerra GP Holding Company (incorporated by reference to Exhibit 2.2 to Form 8-K filed December 15, 2003).

2.9	Amendment No. 1 to Parent Company Agreement, dated as of April 19, 2004, by and among Enterprise Products Partners, L.P., Enterprise Products GP, LLC, Enterprise Products GTM, LLC, El Paso Corporation, Sabine River Investors I, L.L.C., Sabine River Investors II, L.L.C., El Paso EPN Investments, L.L.C. and GulfTerra GP Holding Company (incorporated by reference to Exhibit 2.1 to Form 8-K filed April 21, 2004).

2.10	Second Amended and Restated Limited Liability Company Agreement of GulfTerra Energy Company, L.L.C., adopted by GulfTerra GP Holding Company, a Delaware corporation, and Enterprise Products GTM, LLC as of December 15, 2003 (incorporated by reference to Exhibit 2.3 to Form 8-K filed December 15, 2003).

2.11	Amendment No. 1 to Second Amended and Restated Limited Liability Company Agreement of GulfTerra Energy Company, L.L.C. adopted by Enterprise Products GTM, LLC as of September 30, 2004 (incorporated by reference to Exhibit 2.11 to the registrants’ Form S-4 Registration Statement, Reg. No. 333-121665, filed on December 27, 2004).

Exhibit
No.	Description
2.12	Purchase and Sale Agreement (Gas Plants), dated as of December 15, 2003, by and between El Paso Corporation, El Paso Field Services Management, Inc., El Paso Transmission, L.L.C., El Paso Field Services Holding Company and Enterprise Products Operating L.P. (incorporated by reference to Exhibit 2.4 to Form 8-K filed December 15, 2003).
4.1	Indenture dated as of March 15, 2000, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and First Union National Bank, as Trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed March 10, 2000).
4.2	First Supplemental Indenture dated as of January 22, 2003, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wachovia Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-4, Reg. No. 333-102776, filed January 28, 2003).
4.3	Global Note representing $350 million principal amount of 6.375% Series B Senior Notes due 2013 with attached Guarantee (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-4, Reg. No. 333-102776, filed January 28, 2003).
4.4	Second Supplemental Indenture dated as of February 14, 2003, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wachovia Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 to Form 10-K filed March 31, 2003).
4.5	Global Note representing $500 million principal amount of 6.875% Series B Senior Notes due 2033 with attached Guarantee (incorporated by reference to Exhibit 4.8 to Form 10-K filed March 31, 2003).
4.6	Global Notes representing $450 million principal amount of 7.50% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to Form 8-K filed January 25, 2001).
4.7	Form of Common Unit certificate (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-1/A; File No. 333-52537, filed July 21, 1998).
4.8	Contribution Agreement dated September 17, 1999 (incorporated by reference to Exhibit “B” to Schedule 13D filed September 27, 1999 by Tejas Energy, LLC).
4.9	Registration Rights Agreement dated September 17, 1999 (incorporated by reference to Exhibit “E” to Schedule 13D filed September 27, 1999 by Tejas Energy, LLC).

4.10	Unitholder Rights Agreement dated September 17, 1999 (incorporated by reference to Exhibit “C” to Schedule 13D filed September 27, 1999 by Tejas Energy, LLC).
4.11	Amendment No. 1, dated September 12, 2003, to Unitholder Rights Agreement dated September 17, 1999 (incorporated by reference to Exhibit 4.1 to Form 8-K filed September 15, 2003).

Exhibit
No.	Description
4.12	Agreement dated as of March 4, 2005 among Enterprise Products Partners L.P., Shell US Gas & Power LLC and Kayne Anderson MLP Investment Company (incorporated by reference to Exhibit 4.31 to Form S-3 Registration Statement, Reg. No. 333-123150, filed March 4, 2005).
4.13	$750 Million Multi-Year Revolving Credit Agreement dated as of August 25, 2004, among Enterprise Products Operating L.P., the Lenders party thereto, Wachovia Bank, National Association, as Administrative Agent, Citibank, N.A. and JPMorgan Chase Bank, as Co-Syndication Agents, and Mizuho Corporate Bank, Ltd., SunTrust Bank and The Bank of Nova Scotia, as Co-Documentation Agents (incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 30, 2004).
4.14	Guaranty Agreement dated as of August 25, 2004, by Enterprise Products Partners L.P. in favor of Wachovia Bank, National Association, as Administrative Agent for the several lenders that are or become parties to the Credit Agreement included as Exhibit 4.13, above (incorporated by reference to Exhibit 4.2 to Form 8-K filed on August 30, 2004).
4.15	First Amendment dated October 5, 2005, to Multi-Year Revolving Credit Agreement dated as of August 25, 2004, among Enterprise Products Operating L.P., the Lenders party thereto, Wachovia Bank, National Association, as Administrative Agent, Citibank, N.A. and JPMorgan Chase Bank, as CO-Syndication Agents, and Mizuho Corporate Bank, Ltd., SunTrust Bank and The Bank of Nova Scotia, as Co-Documentation Agents (incorporated by reference to Exhibit 4.3 to Form 8-K filed on October 7, 2005).
4.16	$2.25 Billion 364-Day Revolving Credit Agreement dated as of August 25, 2004, among Enterprise Products Operating L.P., the Lenders party thereto, Wachovia Bank, National Association, as Administrative Agent, Citicorp North America, Inc. and Lehman Commercial Paper Inc., as Co-Syndication Agents, JPMorgan Chase Bank, UBS Loan Finance LLC and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents, Wachovia Capital Markets, LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc., as Joint Lead Arrangers and Joint Book Runners (incorporated by reference to Exhibit 4.3 to Form 8-K filed on August 30, 2004).
4.17	Guaranty Agreement dated as of August 25, 2004, by Enterprise Products Partners L.P. in favor of Wachovia Bank, National Association, as Administrative Agent for the several lenders that are or become parties to the Credit Agreement included as Exhibit 4.16, above (incorporated by reference to Exhibit 4.4 to Form 8-K filed on August 30, 2004).
4.18	Indenture dated as of October 4, 2004, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on October 6, 2004).
4.19	First Supplemental Indenture dated as of October 4, 2004, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Form 8-K filed on October 6, 2004).
4.20	Second Supplemental Indenture dated as of October 4, 2004, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 to Form 8-K filed on October 6, 2004).
4.21	Third Supplemental Indenture dated as of October 4, 2004, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.4 to Form 8-K filed on October 6, 2004).

Exhibit
No.	Description
4.22	Fourth Supplemental Indenture dated as of October 4, 2004, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.5 to Form 8-K filed on October 6, 2004).
4.23	Global Note representing $500 million principal amount of 4.000% Series B Senior Notes due 2007 with attached Guarantee (incorporated by reference to Exhibit 4.14 to Form S-3 Registration Statement Reg. No. 333-123150 filed on March 4, 2005).

4.24	Global Note representing $500 million principal amount of 5.600% Series B Senior Notes due 2014 with attached Guarantee (incorporated by reference to Exhibit 4.17 to Form S-3 Registration Statement Reg. No. 333-123150 filed on March 4, 2005).
4.25	Global Note representing $150 million principal amount of 5.600% Series B Senior Notes due 2014 with attached Guarantee (incorporated by reference to Exhibit 4.18 to Form S-3 Registration Statement Reg. No. 333-123150 filed on March 4, 2005).
4.26	Global Note representing $350 million principal amount of 6.650% Series B Senior Notes due 2034 with attached Guarantee (incorporated by reference to Exhibit 4.19 to Form S-3 Registration Statement Reg. No. 333-123150 filed on March 4, 2005).
4.27	Global Note representing $500 million principal amount of 4.625% Series B Senior Notes due 2009 with attached Guarantee (incorporated by reference to Exhibit 4.27 to Form 10-K for the year ended December 31, 2004 filed on March 15, 2005).
4.28	Fifth Supplemental Indenture dated as of March 2, 2005, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Form 8-K filed on March 3, 2005).
4.29	Sixth Supplemental Indenture dated as of March 2, 2005, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 to Form 8-K filed on March 3, 2005).
4.30	Global Note representing $250,000,000 principal amount of 5.00% Series B Senior Notes due 2015 with attached Guarantee (incorporated by reference to Exhibit 4.31 to Form 10-Q filed on November 4, 2005).
4.31	Global Note representing $250,000,000 principal amount of 5.75% Series B Senior Notes due 2035 with attached Guarantee (incorporated by reference to Exhibit 4.32 to Form 10-Q filed on November 4, 2005).
4.32	Registration Rights Agreement dated as of March 2, 2005, among Enterprise Products Partners, L.P., Enterprise Products Operating L.P. and the Initial Purchasers named therein (incorporated by reference to Exhibit 4.6 to Form 8-K filed on March 3, 2005).
4.33	Assumption Agreement dated as of September 30, 2004 between Enterprise Products Partners L.P. and GulfTerra Energy Partners, L.P. relating to the assumption by Enterprise of GulfTerra’s obligations under the GulfTerra Series F2 Convertible Units (incorporated by reference to Exhibit 4.4 to Form 8-K/A-1 filed on October 5, 2004).
4.34	Statement of Rights, Privileges and Limitations of Series F Convertible Units, included as Annex A to Third Amendment to the Second Amended and Restated Agreement of Limited Partnership of GulfTerra Energy Partners, L.P., dated May 16, 2003 (incorporated by reference to Exhibit 3.B.3 to Current Report on Form 8-K of GulfTerra Energy Partners, L.P., file no. 001-11680, filed with the Commission on May 19, 2003).

Exhibit
No.	Description
4.35	Unitholder Agreement between GulfTerra Energy Partners, L.P. and Fletcher International, Inc. dated May 16, 2003 (incorporated by reference to Exhibit 4.L to Current Report on Form 8-K of GulfTerra Energy Partners, L.P., file no. 001-11680, filed with the Commission on May 19, 2003).
4.36	Indenture dated as of May 17, 2001 among GulfTerra Energy Partners, L.P., GulfTerra Energy Finance Corporation, the Subsidiary Guarantors named therein and the Chase Manhattan Bank, as Trustee (filed as Exhibit 4.1 to GulfTerra’s Registration Statement on Form S-4 filed June 25, 2001, Registration Nos. 333-63800 through 333-63800-20); First Supplemental Indenture dated as of April 18, 2002 (filed as Exhibit 4.E.1 to GulfTerra’s 2002 First Quarter Form 10-Q); Second Supplemental Indenture dated as of April 18, 2002 (filed as Exhibit 4.E.2 to GulfTerra’s 2002 First Quarter Form 10-Q); Third Supplemental Indenture dated as of October 10, 2002 (filed as Exhibit 4.E.3 to GulfTerra’s 2002 Third Quarter Form 10-Q); Fourth Supplemental Indenture dated as of November 27, 2002 (filed as Exhibit 4.E.1 to GulfTerra’s Current Report on Form 8-K dated March 19, 2003); Fifth Supplemental Indenture dated as of January 1, 2003 (filed as Exhibit 4.E.2 to GulfTerra’s Current Report on Form 8-K dated March 19, 2003); Sixth Supplemental Indenture dated as of June 20, 2003 (filed as Exhibit 4.E.1 to GulfTerra’s 2003 Second Quarter Form 10-Q, file no. 001-11680).

4.37	Seventh Supplemental Indenture dated as of August 17, 2004 (filed as Exhibit 4.E.1 to GulfTerra’s Current Report on Form 8-K filed on August 19, 2004, file no. 001-11680).
4.38	Indenture dated as of November 27, 2002 by and among GulfTerra Energy Partners, L.P., GulfTerra Energy Finance Corporation, the Subsidiary Guarantors named therein and JPMorgan Chase Bank, as Trustee (filed as Exhibit 4.1 to GulfTerra’s Current Report of Form 8-K dated December 11, 2002); First Supplemental Indenture dated as of January 1, 2003 (filed as Exhibit 4.1.1 to GulfTerra’s Current Report on Form 8-K dated March 19, 2003); Second Supplemental Indenture dated as of June 20, 2003 (filed as Exhibit 4.1.1 to GulfTerra’s 2003 Second Quarter Form 10-Q, file no. 001-11680).
4.39	Third Supplemental Indenture dated as of August 17, 2004 (filed as Exhibit 4.1.1 to GulfTerra’s Current Report on Form 8-K filed on August 19, 2004, file no. 001-11680).
4.40	Indenture dated as of March 24, 2003 by and among GulfTerra Energy Partners, L.P., GulfTerra Energy Finance Corporation, the Subsidiary Guarantors named therein and JPMorgan Chase Bank, as Trustee dated as of March 24, 2003 (filed as Exhibit 4.K to GulfTerra’s Quarterly Report on Form 10-Q dated May 15, 2003); First Supplemental Indenture dated as of June 30, 2003 (filed as Exhibit 4.K.1 to GulfTerra’s 2003 Second Quarter Form 10-Q, file no. 001-11680).
4.41	Second Supplemental Indenture dated as of August 17, 2004 (filed as Exhibit 4.K.1 to GulfTerra’s Current Report on Form 8-K filed on August 19, 2004, file no. 001-11680).
4.42	Amended and Restated Credit Agreement dated as of June 29, 2005, among Cameron Highway Oil Pipeline Company, the Lenders party thereto, and SunTrust Bank, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.1 to Form 8-K filed on July 1, 2005).
4.43	Seventh Supplemental Indenture dated as of June 1, 2005, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.46 to Form 10-Q filed November 4, 2005).
4.44	Global Note representing $500,000,000 principal amount of 4.95% Senior Notes due 2010 with attached Guarantee (incorporated by reference to Exhibit 4.47 to Form 10-Q filed November 4, 2005).
4.45	Note Purchase Agreement dated as of December 15, 2005 among Cameron Highway Oil Pipeline Company and the Note Purchasers listed therein (incorporated by reference to Exhibit 4.1 to Form 8-K filed December 21, 2005.)

Exhibit
No.	Description
4.46	Second Amendment dated June 22,2006, to Multi-Year Revolving Credit Agreement dated as of August 25, 2004 among Enterprise Products Operating L.P., the Lenders party thereto, Wachovia Bank, National Association, as Administrative Agent, Citibank, N.A. and JPMorgan Chase Bank, as Co-Syndication Agents and Mizuho Corporate Bank, LTD., SunTrust Bank and The Bank of Nova Scotia, as Co-Documentation Agents (incorporated by reference to Exhibit 4.6 to Form 10-Q filed August 8, 2006).
4.47	Third Amendment dated January 5, 2007, to Multi-Year Revolving Credit Agreement dated as of August 25, 2004 among Enterprise Products Operating L.P., the Lenders party thereto, Wachovia Bank, National Association, as Administrative Agent, Citibank, N.A. and JPMorgan Chase Bank, as Co-Syndication Agents and Mizuho Corporate Bank, LTD, SunTrust Bank and The Bank of Nova Scotia, as Co-Documentation Agents (incorporated by reference to Exhibit 4.47 to Form 10-K filed February 28, 2007).
4.48	Eighth Supplemental Indenture dated as of July 18, 2006 to Indenture dated October 4, 2004 among Enterprise Products Operating L.P., as issuer, Enterprise Products Partners L.P., as parent guarantor, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to exhibit 4.2 to Form 8-K filed July 19, 2006).
4.49	Form of Junior Note, including Guarantee (incorporated by reference to Exhibit 4.3 to Form 8-K file July 19, 2006).
4.50	Purchase Agreement, dated as of July 12, 2006 between Cerrito Gathering Company, Ltd., Cerrito Gas Marketing, Ltd., Encinal Gathering, Ltd., as Sellers, Lewis Energy Group, L.P. as Guarantor, and Enterprise Products Partners L.P., as buyer (incorporated by reference to Exhibit 4.6 to Form 10-Q filed August 8, 2006).
4.51	Purchase Agreement dated as of July 12, 2006 between Cerrito Gathering Company, Ltd., Cerrito Gas Marketing, Ltd., Encinal Gathering, Ltd., as Sellers, Lewis Energy Group, L.P., as Guarantor, and Enterprise Products Partners L.P., as Buyer (incorporated by reference to Exhibit 4.6 to Form 10-Q filed August 8, 2006).

5.1#	Opinion of Andrews Kurth LLP as to the legality of the securities being registered.

8.1#	Opinion of Andrews Kurth LLP relating to tax matters.

23.1#	Consent of Deloitte & Touche LLP.

23.2#	Consent of Andrews Kurth LLP (included in Exhibit 5.1 and Exhibit 8.1).

24.1#	Powers of Attorney for Enterprise Products GP, LLC (included on signature page).

99.1#	Cover letter to accompany the prospectus to be sent to participants in the Enterprise Products Partners L.P. Distribution Reinvestment Plan who are registered owners of common units.

99.2#	Cover letter to accompany the prospectus to be sent to participants in the Enterprise Products Partners L.P. Distribution Reinvestment Plan who are beneficial owners of common units.

99.3#	Enrollment Form for Enterprise Products Partners L.P. Distribution Reinvestment Plan.

#	Filed herewith.